FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 27, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

27 September 2010

Royal Bank of Scotland N.V. Agrees to Sale of its Chilean Business

RBS N.V. has announced today that it has reached an agreement to sell its Chilean business to The Bank of Nova Scotia (Scotiabank). The transaction is subject to regulatory approvals and is due to complete during Q4 2010.

This sale follows the sale of the RBS Colombia business to Scotiabank, the agreed sale of the RBS Argentina branch business to Banco Comafi S.A. and the sale of the offshore loan book covering assets from Argentina, Chile and Venezuela, and demonstrates strong progress against our strategic plan.

RBS will continue to have a footprint in Latin America focused in Mexico and Brazil.

For further information:

Richard O'Connor

Investor Relations

+44 (0) 20 7672 1758

Group Media Centre

Tel: +44 (0) 131 523 4205

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 September 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary